Exhibit 3.1

Amendment to

the Amended and Restated By-Laws of Teradyne, Inc.

This amendment to the Amended and Restated By-Laws (“By-Laws”) of Teradyne, Inc., a Massachusetts corporation (the “Corporation”), is adopted by vote of the Board of Directors of the Corporation (the “Board”) pursuant to a meeting of the Board dated January 22-23, 2007 and to be effective as of immediately prior to the opening of the polls at the 2008 annual meeting of stockholders (the “Effective Date”).

1. The first paragraph of Article III, Section 2 of the By-Laws is hereby deleted in its entirety and replaced with the following as of the Effective Date:

“2. Nomination and Election. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) persons. The number of the Board of Directors for each year shall be fixed by vote of a majority of the Directors then in office. Until the 2008 annual meeting of stockholders, the Board of Directors shall be classified with respect to the time for which they severally hold office, as provided in Section 8.06 of Chapter 156D of the Massachusetts General Laws, into three classes, as nearly equal in number as possible, the term of office of those of the first class (“Class I Directors”) to continue until the 1990 annual meeting of stockholders and until their successors are duly elected and qualified, the term of office of those of the second class (“Class II Directors”) to continue until the 1991 annual meeting of stockholders and until their successors are duly elected and qualified, and the term of those of the third class (“Class III Directors”) to continue until the 1992 annual meeting of stockholders and until their successors are duly elected and qualified. The terms of all directors in office immediately prior to the opening of the polls for the 2008 annual meeting of stockholders shall expire at the time of the opening of the polls for the 2008 annual meeting of stockholders. At the 2008 annual meeting of stockholders and at each succeeding annual meeting of stockholders, each director shall be elected to hold office for a term continuing until the next annual meeting of stockholders and until his or her successor shall have been duly elected and qualified.”

2. Article III, Section 3 of the By-Laws is hereby amended to remove the following words: “of the class of Directors” as of the Effective Date.